[THINKPANMURE, LLC LETTERHEAD]

May 6, 2008

VIA FACSIMILE (202) 772-9368

AND U.S. MAIL

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F. Street, N.E.

Washington, D.C. 20549-7010

Attention: Era Anagnosti

Re:	Real Goods Solar, Inc. (the “Registrant”) Registration Statement on Form S-1 (Registration No. 333-149092) (the “Registration Statement”) filed with the Securities and Exchange Commission on February 7, 2008

Dear Ms. Anagosti:

We hereby join in the request of the Registrant that the effectiveness of the above captioned Registration Statement, as amended, be accelerated as of 4:30 p.m. (EST) on May 7, 2008 or as soon as practicable thereafter.

THINKPANMURE, LLC, CANACCORD ADAMS INC., and BROADPOINT CAPITAL, INC.

By:	/s/ Shez K. Bandukwala
Shez K. Bandukwala, Partner